DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 6, 2008

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

RECEIVED
2008 JUN 16 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated June 6, 2008

Enclosed is a copy of our News Release dated June 6, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

08003270

Adolf A. Petancic
President

PROCESSED
JUN 18 2008
THOMSON REU

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 6, 2008 For Immediate Release

UPDATE

Below is part of Peregrine's news release dated June 3rd, 2008 titled "**PEREGRINE DIAMONDS AND PEREGRINE METALS PLAN TO MERGE AS A NEW, MULTI-COMMODITY RESOURCE COMPANY.**" The relevant part of the news release, dealing with DHK's interest in the "DO27 Kimberlite," reads:

> ***"DO-27 Kimberlite***
>
> The DO-27 kimberlite pipe is located approximately 11 kilometres from the Ice Road used to supply the Diavik and Ekati diamond mines. In 2005, 2006 and 2007, **Diamonds** [and its joint venture partners] completed a large bulk sample and core drilling program at DO-27 resulting in the extraction of 2270 carats. A parcel of 2,075 carats was independently valued in late 2007 and a modeled diamond value with a range of US$43-$70 per carat was determined. The average grade for the main phase of DO-27 was calculated by **Diamonds** to be 0.9 carats per tonne. An independently calculated resource estimation for the pipe is being completed by AMEC Americas Ltd. ("AMEC") with results expected by the end of June, 2008. Concurrent with the resource estimation, AMEC is also completing a preliminary technical assessment of DO-27 whereby possible mining and processing scenarios and potential project economics are being investigated."

DHK Diamonds Inc. has a 10.77% contributing interest in this project and Dentonia Resources Ltd., in turn, has a 43.37% equity interest in DHK. These interests are subject to a current cash call of $212,112, election to participate in this cash call has to be made by July 29, 2008, and if positive, the payment is due on September 27, 2008.

Diamond prices of better quality diamonds have also increased as much as 20% from last year. Also see article in Financial Post, dated June 5, 2008, "Harry Winston Profit, Sales Climbing."

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END